EM7 Global Technology Fund attachment
2/28/09 Semi Annual

Because the electronic format for filing Form N SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

74U1	(000s omitted)

Class A	298
Class B	2
Class C	1

74U2	(000s omitted)

Class M	1
Class R	1
Class Y	4

74V1

Class A	9.09
Class B	9.08
Class C	9.08

74V2

Class M	9.09
Class R	9.09
Class Y	9.10


Item 61

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 85B

Additional Information About Errors and Omissions Policy
While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.

Item 77i

This is the Funds first N SAR. The fund has A, B C, M, R and Y shares and is part of Putnam Funds Trust. It became effective on 12/12/08 under PEA #84.

Item 72U
The figure entered in response to this question is the amortization of offering costs expense for the period.